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                                                                    EXHIBIT 99.1

                       Termination of Employment Agreement

Effective as of September 4, 2001, that certain Employment Agreement entered into by and between The viaLink Company (the "Company") and Lewis B. Kilbourne (the "Employee") currently effective in its amended form (the "Employment Agreement"), is hereby terminated upon terms and conditions as follows:

1. Effective as of the date hereof, Employee's status is that of an employee on furlough. This status shall end as of September 4, 2002. All benefits previously enjoyed by Employee which are consistent with active employment (e.g., medical insurance, long term disability, participation in qualified plans, etc.) shall continue until the end of the furlough status in the amount commensurate with Employee's compensation and to the extent offered to all employees of the Company.

2. Employee shall relinquish all offices and titles held in and for the Company except that of Chairman of the Board, which title Employee shall retain for one year; on September 4, 2002, Employee shall relinquish that title. From the date of this Agreement until September 4, 2002, Employee shall have no duties or obligations other than as follows:

     A. Employee shall negotiate on the Company's behalf a license agreement with Fujitsu Corporation for the territory of Japan; the terms and conditions of that license agreement shall be subject to approval by the Board of Directors of the Company;

     B. Employee shall continue as a member and Chairman of the Board of Directors, and henceforth shall be regarded as an outside director for all purposes except compensation as an outside director; and

     C. Employee shall assist the Company, as directed by the Board of Directors of the Company, in the Company's efforts to secure and locate a strategic investor in the Company, the terms and conditions of any such investment to be subject to approval by the Board of Directors of the Company; Employee shall be compensated at the rate of $200 per hour for all work in connection with such assistance.

3. In addition to the foregoing, in consideration for Employee's entering into this Agreement the Company hereby agrees to pay or provide the following to
     Employee:

     A. Severance in the amount of $200,000, to be paid as follows: $25,000 upon complete execution of this Agreement, $25,000 on or before September 30, 2001, and $25,000 per month payable on the first day of each month commencing on January 1, 2002, and ending on June 1, 2002;

     B. Use of all Company-owned equipment (computer, mobile telephone, and related office equipment entrusted to Employee prior to this date) until September 4, 2002 and use of Employee's current office until September 20, 2001;

     C. A success fee in the amount of ten percent (10%) of any and all sums (excluding royalties) paid to the Company by Fujitsu Corporation pursuant to a license agreement or any other agreement or agreements currently being negotiated by Employee on behalf of the Company, provided such funds are received prior to January 1, 2002; if funds from Fujitsu Corporation are received after December 31, 2001, but before April 1, 2002, the success fee shall be reduced to five percent (5%), and if funds are received from Fujitsu Corporation after March 31, 2002, there shall be no success fee due or owing to Employee; in no event will the success fee for an agreement with Fujitsu Corporation to be paid to Employee pursuant to this Agreement exceed $500,000; until the earlier of execution of an agreement with Fujitsu Corporation or April 1, 2002, the services of Mr. Craig Smith, a Vice President of the Company who has specific knowledge of the Fujitsu negotiations, shall be made available to Employee and Mr. Smith shall be instructed to the effect that he is to report to Employee and regard Employee as his supervisor for all matters related to the negotiation of an agreement with Fujitsu Corporation (for purposes of this Agreement, the name "Fujitsu Corporation" shall be interpreted by the parties to mean Fujitsu Corporation and all affiliates of Fujitsu Corporation, by whatever name);

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     D.   The Company shall reimburse Employee's normal and customary expenses, including travel, in Employee's pursuit of the license agreement with Fujitsu Corporation and a strategic investor; any and all travel shall be approved in advance by the acting or replacement Chief Executive Officer; and

     E. Amendment of all vested options to expire on September 4, 2004, if not sooner exercised by Employee, with currently granted options to continue to vest throughout Employee's furlough period consistent with the past practice of the Company.

4. During the term of this Agreement Employee shall devote Employee's best efforts in support of the Company's pursuit of a license agreement in Japan. Employee shall also be available to support and advise the Company as requested by the Company from time to time during the term of this Agreement. Nothing shall prevent Employee, however, from pursuing other business activities, including employment, during the term of this Agreement.

5. Neither the Company nor Employee shall comment upon the terms and conditions of this Agreement unless legally required to do so. Both shall agree upon the wording of a public statement to be issued concerning Employee's relinquishment of the office of Chief Executive Officer of the Company, and the statement shall not be released without the approval of Employee.

6. Unless set forth herein, all other terms and conditions pertaining to Employee's employment as set forth in any previously executed employment agreement or amendment thereto are hereby superseded by this Agreement. It is the intention of the parties hereto that this Agreement shall be regarded as and shall be the only agreement in effect as such pertains to Employee's employment with the Company.





IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed this Agreement effective as of the date first above written.

The viaLink Company                            Employee


By: /s/ William P. Creasman                    /s/ Lewis B. Kilbourne
    --------------------------------           ---------------------------------
                                                          (Signature)


Title: Vice President                                  Lewis B. Kilbourne
       -----------------------------           ---------------------------------
                                                           (Print Name)